82-34631

JCDecaux

SEC MAIL PROCESSING SECTION RECEIVED SEP 19 2002 WASH., D.C. 155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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WASHINGTON, D.C. 20549
U.S.A.

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September 13, 2002

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached our press release of August 27, 2002 about the street furniture contract for the City of Vancouver.

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

JCDecaux SA
Siège Social :17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux

Viacom-Decaux wins €150 million street furniture contract for the City of Vancouver

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

Paris, 27 August 2002 - JCDecaux SA (Euronext Paris: DEC), the world leader in street furniture and the largest outdoor advertising group in Europe, announced today that Viacom Decaux LLC - a 50:50 joint venture which brings together the combined expertise of Viacom Outdoor Advertising and JCDecaux North America – has won the 20 year street furniture contract for the City of Vancouver. The contract is expected to generate some €150 million in advertising revenues.

The Viacom-Decaux proposal, with a capital expenditure budget of €17 million, will provide the City of Vancouver – the third largest city in Canada with a population of over 600,000 people – with 900 bus shelters, 235 bike lockers, 104 multiple news racks, 210 map stands and 1,400 litterbins.

Winning the contract for the key advertising market of Vancouver is JCDecaux's first move into Canada. It confirms the quality of JCDecaux's street furniture offer and will reinforce its leading position in the important, and relatively young, North American street furniture advertising market. In North America the company has street furniture contracts in San Francisco, Chicago and Los Angeles (the latter in partnership with Viacom).

Jean-François Decaux, Co-CEO of JCDecaux, said:

"Our unparalleled experience and commitment to the servicing and maintenance of street furniture combined with a proven track record for maximising advertising sales through our international network were the deciding factors in winning our first franchise in Canada. The contract was won against a strong and well-respected Canadian incumbent who had held the contract for 26 years and offered a higher guaranteed return to the city. We look forward to making Vancouver a showcase city of well-designed street furniture in Canada, in order to expand into other Canadian cities."

ENDS

Key Figures for the JCDecaux Group:
- *Listed on Euronext Paris ; part of the SBF 120 index*
- *2001 sales of 1.5 billion euros*
- *N°1 worldwide in street furniture*
- *N°1 worldwide in airport advertising*
- *N°1 in Europe for billboards*
- *580, 000 advertising panels in 39 countries*
- *7,300 employees*
- *Present in 3,200 cities with over 10,000 inhabitants*

Press Relations
Raphaële Rabatel
Tel: +33 (0) 1.30.79.34.99
raphaele.rabatel@jcdecaux.fr

Financial Dynamics
Tim Spratt / Charles Palmer
Tel: +44 207 831 3113
Tim.spratt @fd.com

Investor Relations
Cécile Prévot
Tel: +33 (0) 1.30 79 79 93
cecile.prevot@jcdecaux.fr

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com